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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 31st Floor
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gary R. Stuber 212-801-9788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 13 2011
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Markus K. Schmalhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

JOYCE YEE
Notary Public, State of New York
No. 31-4942014
Qualified in New York County
Commission Expires 09/12/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 9, 2011
New York, New York

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2011

Assets

Cash and cash equivalents (note 3)	$	59,110,698
Fail to deliver		396,939
Receivable from brokers, dealers and clearing organizations		102,888
Receivable from the Ultimate Parent (notes 2e and 5)		319,791
Private placement and underwriting fees receivable (note 2f)		1,057,416
Deferred tax asset (note 7)		38,811
Current taxes receivable (note 7)		531,579
Total assets	$	61,558,122

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses (note 5)	$	3,050,537
Fail to receive		396,939
Total liabilities		3,447,476
Commitments and contingent liabilities		
Subordinated borrowings (notes 4 and 5)		42,000,000
Stockholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding, 200 shares		548,487
Retained earnings		15,562,159
Total stockholder's equity		16,110,646
Total liabilities and stockholder's equity	$	61,558,122

See accompanying notes to statement of financial condition.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Reg D private placement of securities on a "best-efforts" basis.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. This statement of financial condition is prepared under accounting principles generally accepted in the United States of America (GAAP).

(b) Financial Accounting Standards Board (FASB) Accounting Standards Codification

In September 2009, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (FASB Accounting Standards Codification 105). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification or ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative.

Reference to GAAP requirements, where provided in this statement of financial condition, are to the ASC.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

revenues and expenses during the reporting period. Current market conditions increase the risks and complexities in the judgment of these estimates. Actual results could differ from those estimates and assumptions.

(d) ***Fixed Assets***

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented, at an arm's length, from the Ultimate Parent's New York branch.

(e) ***Management Fee Income Receivable***

To reimburse the Company for expenses it incurs while acting as an agent for the Ultimate Parent's U.S. customers, the Ultimate Parent pays the Company, a monthly management fee. Management fees accrued, but not yet received, are reported on the statement of financial condition as "Receivable from the Ultimate Parent."

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2011 is as follows:

JPMorgan Chase Money Market Account	$	58,716,537
JPMorgan Chase Payroll Account		276,009
ANZ Banking Group Limited, New York Branch – Operating Account		118,152
Total cash and cash equivalents	$	59,110,698

(4) Subordinated Borrowings

The Company has two subordinated loans outstanding from the Parent in the amounts of $10 million and $32 million, respectively. For both loans, the Parent irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest shall be and are subordinate to all claims of all other present and future creditors, as defined, of the Company.

Under the agreements, for the $10 million loan, the Company will pay the Parent, or assign on April 30, 2014, the amount borrowed with interest at the rate of the twelve-month London Interbank Offered Rate (LIBOR) plus 145 basis points per annum until maturity. (The twelve-month LIBOR used as the basis for the current interest accruals is 0.76100%.)

For the $32 million loan, the Company will pay the Parent, or assign on November 17, 2012, the amount borrowed with interest at the rate of the twelve-month LIBOR plus 230 basis points per annum. (The twelve-month LIBOR used as the basis for the current interest accruals is 0.76538%.)

At the option of the Company, but not at the option of the Parent, payment of all or any part of the payment obligation, prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA.

The Company received approval from FINRA that both subordinated loans meet the FINRA's subordination requirements. It is included in net capital in the computation of net capital under SEC Rule 15c3-1 (see note 8).

During the year ended September 30, 2011, the Company also requested a temporary subordinated loan from the Parent. The loan has since been repaid to the Parent.

(5) Related-Party Transactions

The following is a summary of amounts reflected in the statement of financial condition that are a result of transactions with affiliated companies as of and for the year ended September 30, 2011:

Statement of financial condition, asset/(liability):		
ANZ Banking Group Limited, New York Branch – Operating Account	$	118,152
Fail to deliver with the Ultimate Parent		135,541
Receivable from the Ultimate Parent		319,791
Subordinated borrowings		(42,000,000)
Fail to receive with the Ultimate Parent		(261,398)
Accounts payable and accrued expenses		(1,113,079)

(6) Commitments and Contingent Liabilities

At September 30, 2011 future minimum rental payments under a rental agreement with the Parent and expiring in 2019 are approximately as follows:

		Amount
Year ending September 30:		
2012	$	32,400
2013		32,400
2014		32,400
2015		32,400
2016 through 2019		110,700
Total	$	240,300

(Continued)

(7) Income Taxes

The Company's effective tax rate for the tax year ended September 30, 2011 does not differ materially from the federal, New York State, and New York City statutory tax rates.

As of September 30, 2011, the Company recognized a current deferred tax asset of $38,811 related to interest expense. Management has determined that the realization of the recognized deferred tax asset is more likely than not, based on taxable temporary differences and anticipated future taxable income.

As of September 30, 2011, the Company also has a tax receivable balance of $531,579 arising from prior year's return. The amount is expected to be received shortly.

(8) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker/dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2011, the Company had net capital of $56,044,897, which is in excess of its required net capital of $250,000 by $55,794,897, which is in compliance with the required net capital ratios in accordance with SEC Rule 15c3-1.

(9) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying statement of financial condition was issued, which was December 9, 2011. None were identified for inclusion in this report.

KPMG
KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

In planning and performing our audit of the financial statements of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 9, 2011
New York, New York

KPMG

ANZ SECURITIES, INC.

(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2011

(With Independent Auditors' Report Thereon)